SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of September, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     T            Form 40-F
                   ---------                 ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
         Yes                        No    T
            --------                  ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

This Form 6-K consists of:

The announcement of the first notification of the convention of shareholders' meeting of A Share Market relating to the share reform scheme of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on September 11, 2006.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                   -----------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: September 11, 2006

            [CHINA PETROLEUM & CHEMICAL CORPORATION GRAPHIC OMITTED
          (A joint stock limited company incorporated in the People's
                  Republic of China with limited liability)
                              (Stock Code: 0386)

   Announcement of the First Notification of the Convention of Shareholders'
        Meeting of A Share Market relating to the Share Reform Scheme

                      (Overseas Regulatory Announcement)

--------------------------------------------------------------------------------

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
-------------------------------------------------------------------------------

The Board of Directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec" or the "Company") was entrusted by the holders of non-tradable shares of the Company to publish the "Notice of the Company Concerning the Convention of Shareholders' Meeting in relation to the Share Reform Scheme" in the China Securities Journal, Shanghai Securities News and Securities Times on 28 August 2006 and to publish the "Announcement Relating to Results of the Communication and Consultation among shareholders concerning the Share Reform Scheme" on 6 September 2006 in the China Securities Journal, Shanghai Securities News and Securities Times. The Announcement of the First Notification of the Convention of the Shareholders' Meeting is made pursuant to the relevant requirements set out in the Administrative Measures on the Share Reform of Listed Companies and the Guidance Notes on the Share Reform of Listed Companies.


This Announcement and the two appendixes attached can be viewed on the website of the Shanghai Stock Exchange at www.sse.com.cn
                                  --------------

I     INFORMATION ON THE SHAREHOLDERS' MEETING (THE "MEETING"):

1.    The Convener:

      The Board of the Company

2.    Date of Share Registration of the Meeting:

      14 September 2006 (Thursday)

3.    Time of the Physical Meeting:

      14:00 on 25 September 2006 (Monday)

4.    Time of On-line Voting:

      The time set for the on-line voting through the Shanghai Stock Exchange ("SSE") trading system is:


      9:30~11:30 a.m., 13:00~15:00 p.m. on

      21 September 2006, 22 September 2006 and 25 September 2006

5.    Venue of the Physical Meeting:

      Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing.

6.    The Meeting and the Modes of Voting:

      The meeting will adopt a combination of different voting modes including voting in person, the appointment of the Board to vote as proxy and the on-line voting. The Company will provide an on-line voting platform for the holders of tradable A shares to vote through the SSE trading system and the holders of tradable A shares may exercise their voting rights through the above system during the above-mentioned on-line voting period. The holders of tradable A shares who will participate in the on-line voting may refer to Part V of this announcement for the operation procedures.

      The shareholders of the Company may only choose one of the voting modes among voting in person, the appointment of the Board to vote as proxy and the on-line voting. Where duplicate votes have been cast using more than one mode, the Company will in accordance with this announcement select the vote cast in a mode as the valid votes.

7.    Notification Announcement:

      Prior to the Meeting, the announcement of the convention of the Meeting will be published twice in the selected newspapers designated by the Board of the Company. The dates of publication are 11 September 2006 (i.e. the date of this announcement) and 15 September 2006 respectively.

8.    Attendees of the Meeting

      (1) The attendees of the Meeting are all holders of non-tradable shares and tradable A shares of the Company who have registered with the China Government Securities Depository Trust & Clearing Co. Ltd., Shanghai Branch after the close of trading as at 14 September 2006 (i.e. the share registration date of the Meeting). These shareholders are all entitled to attend the Meeting and to participate in voting in the mode announced in this announcement. Any shareholder who is not able to attend the physical meeting in person may appoint a proxy (such proxy may not necessarily be a shareholder of the Company) to attend the Meeting and to participate in the voting, or vote on-line during on-line voting time period;


      (2)      The directors, supervisors and senior management personnel;


      (3) The representatives of the sponsor and the legal advisors etc. of the Company in respect of the share reform of the Company.

9.    The Suspension and Resumption of the Trading of A Shares of the Company

      The trading of A shares of the company will be suspended on the date following the date of share registration (15 September 2006). If the share reform scheme of the Company is approved at the Meeting, the Company will implement the scheme at the earliest possible date and the trading of A shares will be resumed on the business date following the date on which the prescribed procedures of the share reform have finished. If the share reform scheme of the Company is not approved at the meeting, the Company will announce the voting result of the Meeting within two trading days and apply for the resumption of the trading of Sinopec's A shares on the following trading day after the date of the announcement.

II     MATTERS TO BE REVIEWED AND APPROVED AT THE MEETING

      The matters proposed for review and approval at the Meeting will be the "Share Reform Scheme of China Petroleum & Chemical Corporation". Please refer to the Explanatory Statement Relating to the Share Reform of China Petroleum & Chemical Corporation (Summary) published in the China Securities Journal, Shanghai Securities News and Securities Times by the Board of the Company on 28 August 2006 and the Explanatory Statement Relating to the Share Reform of China Petroleum & Chemical Corporation published on the website of Shanghai Stock Exchange (www.sse.com.cn) for details of the share reform scheme.

III RIGHTS OF HOLDERS OF TRADABLE A SHARES IN PARTICIPATING IN THE SHARE REFORM AND EXERCISE OF THE RIGHTS

1. Rights of Holders of Tradable A shares in Participating in the Share Reform Scheme

      Holders of tradable A shares have the lawful right to attend the Meeting and to be informed of or to discuss or inquire and vote in respect of the scheme.


      Pursuant to the relevant provisions set out in the Administrative Measures of Share Reform for the Listed Companies promulgated by China Securities Regulatory Commission, the scheme to be considered at the Meeting should be passed by the votes of shareholders who participate in the voting representing two thirds (2/3) or more of the voting rights, and the votes of holders of tradable A shares who participate in the voting representing two thirds (2/3) or more of the voting rights.

2. The Exercise of the Rights of Holders of Tradable A shares Participating in the Share Reform Scheme

      Pursuant to the Administrative Measures of Share Reform for the Listed Companies promulgated by the China Securities Regulatory Commission, the meeting will adopt a combination of different modes of voting including voting in person, appointment of the Board to vote as proxy and on-line voting. Holders of A shares may, during the on-line voting time period, vote for the proposal of the Meeting through the SSE trading system. Please refer to Part V of this announcement for the specific voting procedures for holders of tradable A shares. Specific voting procedures in relation to holders of tradable A shares who entrust the Board of the Company to vote are published in the China Securities Journal, Shanghai Securities News and Securities Times on 28 August 2006 and the "Report on Collection of Voting Right by the Board of China Petroleum & Chemical Corporation". Holders of tradable A shares may also attend the physical Meeting according to the methods set out in this announcement and vote for the share reform scheme.

3. The Significance for Holders of Tradable A shares to Participate in the Voting (1) Will be beneficial for the protection of their own interests;
      (2) To Fully express their own will and exercise the rights they own as shareholders; (3) If this proposal is passed at the Meeting, holders of tradable A shares who fail to participate in the voting and shareholders who have participated in the voting but cast vote against the resolution or cast abstained vote shall also be bound to implement the voting result.

4.    Methods for Exercise of Voting rights

      Relevant shareholders of the A shares of the Company shall exercise their voting rights seriously. At the time of voting, only one of the voting methods including voting in person, appointment of the Board to vote as proxy and on-line voting may be chosen for the same share and duplicating voting using more than one mode is not allowed. Where duplicate vote is found, it shall be dealt with according to the following rules:


       (1) if a vote of the same share is cast in person and by way of on-line voting, the vote in person shall prevail;


       (2) if a vote of the same share is cast in person and at the same time the vote is also cast by the Board as proxy, it will be dealt with according to the rules set out in the Report on Collection of Voting Rights by the Board of China Petroleum & Chemical Corporation, under which the person will be considered to have failed to revoke his proxy appointment in accordance with the requirements and the vote by the Board as proxy shall prevail;


       (3) If a vote of the same share is cast by way of on-line voting and at the same time is cast by the Board as proxy, the vote by the Board as proxy shall prevail;


       (4) If a vote of the same share is authorized to vote by the Board in duplicate, the vote of the last appointment shall prevail;


       (5) If the vote of the same share is cast through on-line voting, the first on-line vote shall prevail.


      The way as to how to exercise voting power should be subject to this announcement.

IV    PROCEDURES FOR THE COLLECTION OF VOTING RIGHTS BY THE BOARD


      The Board of the Company agrees to act as the collecting person and to collect the voting rights of the Meeting from all the holders of tradable A shares.

1.    The Party being Collected

      The party from whom the voting rights should be collected are all the holders of tradable A shares whose names are registered and recorded with the China Securities Depository and Clearing Corporation Limited, Shanghai Branch as at 14th September, 2006 at the time of closing of the exchange.

2.    Time of Collection

      9:00 - 17:00 each day from 15 September 2006 to 22 September 2006

      3. Methods of Collection

      The voting rights will be collected through the publication of announcements in designated newspapers including the China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn).

4.    Procedures of the Collection

      For further details, please see the Report on Collection of Voting Rights by the Board of China Petroleum & Chemical Corporation which was published in the China Securities Journal, Shanghai Securities News and Securities Times on 28 August 2006.

V     ARRANGEMENT FOR ON-LINE VOTING

      During the Meeting, the Company will provide an on-line voting platform through the trading system of Shanghai Stock Exchange to the holders of tradable A shares so that such holders may participate in on-line voting through such trading system. The procedures of on-line voting by the holders of tradable A shares are similar to the procedures of sale and purchase of shares and the holders of shares may vote in accordance with the on-line voting codes and voting abbreviations specially set for the Meeting, of which the claimed prices will represent the Meeting proposal and the number of claimed shares will represent the voting directions. The submission of the voting cannot be revoked. Please log on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) for further information about on-line voting by shareholders, the procedures and requirements of the voting through the above trading system will be shown in the Appendix 1 to this announcement.

VI    REGISTRATION METHODS FOR ATTENDING THE MEETING IN PERSON

1. The shareholders or proxies of the shareholders who attend the meeting in person shall register with the following documents:

       (1) Identification card, stock accounts card of a shareholder who is a natural person;


       (2) The proxy who is attending the Meeting on behalf of a natural person shareholder shall present his/her identification card, Power of Attorney for voting and the stock account card of the authorizing person;


       (3) The legal representative who attends the Meeting on behalf of a legal person shareholder shall present his/her identification card, business licence of the legal person shareholder or other certification documents (duplicated copies) which may evidence its status as a legal person shareholder, identification certificate of the legal representative and the stock accounts card;


       (4) The proxy of non-legal representative who attends the Meeting on behalf of the legal shareholder shall present his identification card, business licence of the legal person shareholder or other certification documents (duplicated copies) which may evidence the status of the legal person shareholder, Power of Attorney which is stamped with the seal of the legal person or is executed by the legal representative and the stock accounts card.


      Shareholders may also register by way of letters or faxes.


      Please refer to Appendix 2 to this announcement for Power of Attorney required for attending the Meeting. Where the Power of Attorney is signed by another person authorized by the authorizing person, such Power of Attorney or other documents of authorization shall be notarized.

2.    Registration Time(pound)(0)

      Shareholders who attend the Meeting in person shall register from 15 September 2006 to 22 September 2006 at 9:00 to 11:00 a.m. or 14:00 to 16:00p.m.

3.    Registration Place(pound)(0)

      Board Secretariat, Sinopec Building, No.6 Huixin East Street Jia Chaoyang District, Beijing

4.    Contact Details(pound)(0)

      Contact persons(pound)(0)Mr. Gao Zhaohui, Mr. Liu Feng


      Contact address(pound)(0)No.A6 Huixin East Street, Chaoyang District, Beijing


      Postcode(pound)(0)100029


       Tel: (010) 6499 0060

       Fax: (010) 6499 0022

VI    Miscellaneous

1. The physical meeting is estimated to last for approximately half of the day and the attendees are required to be present on time. Any accommodations and the transportation expenses for attending this meeting will be borne by the participants.

2. During the time period of on-line voting, in case the voting system is adversely affected by any of material events, the Meeting will continue to proceed in accordance with the notice of the such day.




                                     For and on behalf of the Board of Directors
                                          China Petroleum & Chemical Corporation


                                                                         Chen Ge
                                             Secretary to the Board of Directors


Beijing, PRC, 11 September 2006


As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhouyuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.

Schedule 1

     Operation procedures for investors who participate in on-line voting

I. VOTING PROCESS



1.    Voting Code
-----------------------------------------------------------------------------------------------------
        Listed on SSE                Listed on SSE          Number of Voting            Remarks
         Voting Code              Voting abbreviation           Proposal
-----------------------------------------------------------------------------------------------------
           738028                   Sinopec Voting                 1                    A share
-----------------------------------------------------------------------------------------------------





2.    Resolution Proposal
--------------------------------------------------------------------------------------------------------
          Company         Proposal                      Proposal contents                Corresponding
        Abbreviation      Sequence                                                       claimed price
                           Number
-----------------------------------------------------------------------------------------------------
          Sinopec            1            (The Share Reform Scheme of China Petroleum &       RMB1.00
                                               Chemical Corporation)
---------------------------------------------------------------------------------------------------------




3.    Voting Directions
-----------------------------------------------------------------------------
            Category of Votes       Number of Corresponding Claimed Shares
-----------------------------------------------------------------------------
                  Agree                             1 share
-----------------------------------------------------------------------------
                 Object                            2 shares
-----------------------------------------------------------------------------
                 Abstain                           3 shares
-----------------------------------------------------------------------------



4.    Buying/Selling Direction: all regarded as buying in

II.   VOTING PROCESS ILLUSTRATION

      An investor holds "Sinopec" A shares at the date of registration. The voting process is illustrated as an example as follows:

      If the investors votes for the proposal, his submission shall be:


---------------------------------------------------------------------------------------------------------
         Voting Code             Buy/Sell Direction          Claimed Price         Number of Claimed
                                                                                         Shares
---------------------------------------------------------------------------------------------------------
           738028                      Buy in                    1.00                   1 share
---------------------------------------------------------------------------------------------------------

      If the investor votes against the proposal, his submission shall be:
---------------------------------------------------------------------------------------------------------
         Voting Code              Buy/Sell Direction          Claimed Price         Number of Claimed
                                                                                          Shares
---------------------------------------------------------------------------------------------------------
            738028                      Buy in                   RMB1.00                 2 shares
---------------------------------------------------------------------------------------------------------



III. NOTES

1. In respect of the same proposal, the vote cannot be submitted for more than once. In case the vote is submitted more than once, the first submission shall prevail.

2. If the submission fails to meet the above-mentioned requirements, it shall be regarded as invalid and shall not be included in the calculation of votes.

Schedule 2:  Shareholders' Voting Power of Attorney (photocopy is effective)


                               Power of Attorney

      Mr/Miss [   ]  [   ]  [   ]  is hereby authorized as proxy to attend the
shareholders' meeting (the "Meeting") of China Petroleum & Chemical Corporation relating to A shares market on 25th September 2006 (or such other date on which the Meeting is postponed to be held in accordance with the law), he/she shall vote on the proposal below in accordance with the following instructions. If no instruction is given, then the proxy can vote act in his own discretion to vote for, against the proposal or abstain from voting:



----------------------------------------------------------------------------------------------------------------------

Special Resolution:                               Agree(Schedule 1)    Object(Schedule 1)   Abstain (Schedule 1)
----------------------------------------------------------------------------------------------------------------------

China  Petroleum  &  Chemical   Corporation
Share Reform Proposal
----------------------------------------------------------------------------------------------------------------------




 1.  Name of Proxy (Schedule 2): [ ]  [ ]  [ ] [ ]  [ ]  [ ] [ ]  [ ]  [ ]


 2.  Identity Card Number (Schedule 2):


 3. Account Number of shareholder [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] number of shareholding (schedule 3):


 4.  Signature of Proxy  [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]
     Identity Card Number [ ]  [ ]  [ ]





                             Signed by: _________________________(Schedule (4)


                             Date of Authorization: ________________ 2006

      Note:

      1. Please tick "X" in the "Agree" column if you are going to vote for the proposal. Please tick "X" in the "Object" column if you are going to vote against the proposal. Please tick "X" in the "abstain" column if you are going to abstain from voting. Selection of two or more or failure to vote will be regarded as non-specific instructions, and the proxy may vote in his own discretion or abstain from voting.


      2. Please fill in the full name and the identity card number of the shareholder who is a natural person. Please fill in the full name of the legal representative and his identity card number if the shareholder is a legal enterprise.


      3. Please fill in the number of shares which are authorized by the shareholder. If no number is filled in, the number of shares authorized under the Power of Attorney will be regarded as the number of shares which are held by the shareholder and registered with the China Securities Depository and Clearing Corporation Limited (Shanghai Branch).


      4. The Power of Attorney must be signed by the shareholder or the proxy of the shareholder who is authorized in writing by the authorizing shareholder. If the authorizing shareholder is a legal enterprise, the Power of Attorney should be chopped with the company seal of such legal person.